Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES NOTICE OF FIRST QUARTER FINANCIAL RESULTS AND ANNUAL
MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, April 3, 2009 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that its first quarter results will be released after market close on May 5, 2009 followed by a conference call on May 6, 2009 at 8:30 a.m. EST.

Q1 Conference Call Information:

Toll Free (North America):	800-732-6179
International:	416-915-5762
Participant Audio Webcast:	www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode 21303229#
Replay Call:	416-640-1917, Passcode 21303229#

The conference call replay will be available from 10:30 a.m. EST on May 6, 2009 until 11:59 p.m. EST on May 20, 2009.

The Annual Meeting of Shareholders will take place on Wednesday, May 6, 2009 at 11:00 a.m. EST, and will be held at the Four Seasons Centre for the Performing Arts, located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue.

For those unable to attend the meeting in person, there are several listen-only alternatives listed below.

Via Telephone:

Toll Free (North America):	800-733-7560
International:	416-644-3417
Via Webcast:
Live Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode 21302802#
Replay Call:	416-640-1917, Passcode, 21302802#

The conference call replay will be available from 1:00 p.m. EST on May 6, 2009 until 11:59 p.m. EST on May 20, 2009. For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Chile, Argentina, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

For additional information, contact:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com